UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

KITE PHARMA, INC.

(Name of Subject Company (Issuer))

DODGERS MERGER SUB, INC.

a wholly-owned subsidiary of

GILEAD SCIENCES, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

49803L109

(Cusip Number of Class of Securities)

Brett A. Pletcher, Esq.
Executive Vice President, General Counsel and Chief Compliance Officer

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

650-574-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stephen F. Arcano	Graham Robinson
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square	500 Boylston Street
New York, NY 10036	Boston, MA 02116
(212) 735-3542	(617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,225,580,130.26	$1,301,044.74

*                 Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 57,410,242 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Kite Pharma, Inc. (“Kite”) multiplied by $180.00, (ii) 4,387,212 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $180.00, (iii) 86,850 Shares issuable pursuant to outstanding warrants multiplied by $180.00, (iv) 181,811 Shares issuable pursuant to outstanding unvested stock options multiplied by $105.66 (which is $180.00 minus the weighted average exercise price for such options of $74.34 per share) and (v) 373,307 Shares issuable pursuant to outstanding unvested restricted stock units that are anticipated to vest prior to the completion of the transaction multiplied by $180.00. The calculation of the filing fee is based on information provided by Kite as of August 31, 2017.

**          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,301,044.74	Filing Party:	Dodgers Merger Sub, Inc. and Gilead Sciences, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 5, 2017

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Dodgers Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Gilead Sciences, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on September 5, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of Kite Pharma, Inc., a Delaware corporation (“Kite”), at a price of $180.00 per Share, net to the holder in cash, without interest upon the terms and subject to the conditions described in the Offer to Purchase dated September 5, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly-owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1 through 11.

The information set forth in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

At 12:00 midnight, Eastern time, on Tuesday, October 3, 2017 (one minute after 11:59 p.m., Eastern time, on October 2, 2017), the Offer expired.  The Depositary advised Purchaser that, as of the expiration of the Offer, a total of 36,321,615 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 62.74% of the Shares outstanding as of the expiration of the Offer.  In addition, the Depositary advised Purchaser that Notices of Guaranteed Delivery have been delivered with respect to 2,003,002 additional Shares, representing approximately 3.46% of the outstanding Shares as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived.  Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly (and in any event within three business days) pay for, all Shares tendered and not properly withdrawn pursuant to Offer.

Parent and Purchaser expect to complete the acquisition of Kite on October 3, 2017 by consummating the Merger pursuant to the Merger Agreement without a meeting of the Kite shareholders in accordance with Section 251(h) of the DGCL.  At the effective time of the Merger, each Share (other than Excluded Shares) then outstanding will be canceled and converted into the right to receive $180.00, in cash, without interest.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market.  Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Kite’s reporting obligations under the Exchange Act as promptly as practicable.

On October 3, 2017, Parent issued a press release announcing the expiration and results of the Offer.  The full text of the press release is attached as Exhibit (a)(5)(P) hereto, and is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(P)                           Press Release of Parent, dated October 3, 2017, announcing the expiration and results of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2017

DODGERS MERGER SUB, INC.

By:	/s/ ROBIN L. WASHINGTON
	Name:	Robin L. Washington
	Title:	President and Treasurer

GILEAD SCIENCES, INC.

By:	/s/ JOHN F. MILLIGAN, PH.D.
	Name:	John F. Milligan, Ph.D.
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(A)	Offer to Purchase, dated September 5, 2017*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Form of Summary Advertisement, published September 5, 2017 in The Wall Street Journal*
(a)(5)(A)

Joint Press Release of Parent and Kite, dated August 28, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(B)	Investor Presentation, dated August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(C)	Infographic by Parent (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(D)

Email sent to Parent Operations Department and Senior Management on August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(E)

Email sent to employees of Kite, dated August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*

(a)(5)(F)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(G)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(H)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(I)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(J)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(K)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(L)	Tweet from Parent, August 28, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on August 28, 2017)*
(a)(5)(M)	Q&A provided to Kite employees (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on September 1, 2017)*
(a)(5)(N)

E-mail to Kite employees from Kite management (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on September 1, 2017)*

(a)(5)(O)	Joint Press Release of Parent and Kite, dated September 26, 2017, announcing expiration of the waiting period under the HSR Act*
(a)(5)(P)	Press Release of Parent, dated October 3, 2017, announcing the expiration and results of the Offer
(b)(1)

Cash Bridge Facility Commitment Letter, dated as of August 31, 2017, among Gilead Sciences, Inc., Bank of America N.A., Merrill Lynch Pierce Fenner & Smith Incorporated, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC*

(b)(2)

Cash Bridge Joinder Agreement, dated as of September 8, 2017, among Gilead Sciences, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A., Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Morgan Stanley

Bank, N.A., The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC Bank USA, N.A., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, Goldman Sachs Bank USA, Citibank N.A., Royal Bank of Canada and U.S. Bank National Association*

(b)(3)

Term Loan Facility Credit Agreement, dated as of September 8, 2017, among Gilead Sciences, Inc., Bank of America, N.A., as Administrative Agent, certain other lenders party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunners, and Wells Fargo Bank, National Association, as Syndication Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on September 13, 2017)*

(d)(1)

Agreement and Plan of Merger, dated as of August 27, 2017, among Kite, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on August 28, 2017)*

(d)(2)

Mutual Confidentiality Agreement, dated as of February 10, 2017, by and between Kite and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Kite with the Securities and Exchange Commission on September 5, 2017)*

(d)(3)

Amendment No. 1 to Mutual Confidential Disclosure Agreement, dated as of August 20, 2017, by and between Parent and Kite (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Kite with the Securities and Exchange Commission on September 5, 2017)*

*  Previously filed.